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**THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.**

# CROWDFUNDING SPV CONVERTIBLE PROMISSORY NOTE

$[AGGREGATE PURCHASE PRICE ]                                        ____________, 2022

**[CITY], [STATE]**

For value received, Tropical Weather Analytics, Inc., a Delaware corporation (the "***Company***"), promises to pay to Tropical Weather Analytics CF SPV, LLC, a Delaware limited liability company (the "***Crowdfunding SPV***") the principal amount set forth above, together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Crowdfunding SPV Convertible Promissory Note (the "***Note***") is issued by the Company pursuant to Regulation Crowdfunding for the benefit of investors subscribing for interests in the Crowdfunding SPV.

**1.** **Payments.** All payments of interest and principal, if any, shall be in lawful money of the United States of America and shall be made to the Crowdfunding SPV. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 30, 2025 (the "***Maturity Date***"). The ***"Issuance Date"*** is the date of the final closing held by Company under the Subscription Agreement. *Provided that*, it is the intention of the Company that this Note convert pursuant to the terms of either Section 3 or Section 4 below.

**2.** **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

**3.** **Conversion; Repayment Premium Upon Sale of the Company.**

(a) In the event that the Company issues and sells shares of its capital stock to investors (the "***Qualified Investors***") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its capital stock resulting in gross proceeds to the Company of at least $1,070,000 (excluding the conversion of the Notes and any other debt) (a "***Qualified Financing***"), then it converts into the non-voting Common Stock of the Company, at conversion price equal to the lesser of (i) 80% of the per share price paid by the Qualified Investors, regardless of the terms of the securities in the Qualified Financing, or (ii) the price equal to the quotient of $12,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Crowdfunding SPV otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Crowdfunding SPV at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Crowdfunding SPV an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus 1.5 times the outstanding principal amount of this Note or (b) the amount the Crowdfunding SPV would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of non-voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note, "***Sale of the Company***" shall mean either: (i) a transaction or series of related transactions in which a person, or a group of related persons, acquires from equity holders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company, or (ii) the closing of the sale, transfer or other disposition of all or substantially all of this Company's assets, or the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the equity holders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Underling Issuer or the surviving or acquiring entity in substantially identical proportions and with substantially identical rights, preferences, privileges and restrictions as existed immediately prior to such transaction).

**4.      Conversion Upon Maturity.**

(a) Unless this Note has been previously converted as a result of a Qualified Financing or Sale of the Company, upon the Maturity Date the entire outstanding principal balance and all unpaid accrued interest shall be converted into the non-voting Common Stock of the Company at conversion price equal to the quotient of $12,000,000 divided by the aggregate number of outstanding common shares of the Company immediately prior to the conversion.

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Crowdfunding SPV otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

5.      **Information Rights**. The non-voting Common Stock issuable to Crowdfunding SPV upon conversion of the Notes would not grant Crowdfunding SPV thereof to information rights except to the extent required by Delaware law.

6      **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

7.      **Governing Law.** This Note shall be governed by and construed under the laws of the Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the Delaware, without giving effect to conflicts of laws principles.

8.      **Parity with Other Notes**. The Company's repayment obligation to the Crowdfunding SPV under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

9.      **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and majority in interest of Investors.

10.      **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Crowdfunding SPV to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

11.      **Electronic Signature.** The Company and Crowdfunding SPV have signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[signature page follows]

**TROPICAL WEATHER ANALYTICS, INC.**


By: _____
Name:
Title:


**TROPICAL WEATHER ANALYTICS CF SPV, LLC**


By: _____
Name:
Title:


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